CONSENT OF EXPERT

To:     Silver Dragon Resources, Inc. (the "Company")

          I, Craig L. Parkinson, P. Geo, do hereby consent to the filing with the United States Securities and Exchange Commission of the technical report entitled "National Instrument 43-101 Technical Report for Silver Dragon Resources Inc. on the Cerro Las Minitas Property, Guadalupe Victoria, Durango Mexico" dated January 23, 2007, relating to the Cerro Las Minitas Project located in Guadalupe Victoria, Durango Mexico (the "Technical Report") and any extracts from or a summary of the Technical Report in the Form 10-KSB dated May 15, 2007 (the "Annual Report") of the Company.

          I also consent to the use of my name in the Annual Report.

Dated this 15th day of May, 2007

By :	/s/ Craig L. Parkinson

Name: Craig L. Parkinson, P. Geo
Title: Senior Project Manager